BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer

Augusta Resource Corporation (“Augusta” or the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change

May 15 2006

Item 3: Press Release

May 15 2006

Item 4: Summary of Material Change

The Company announces that it has retained Pincock, Allen & Holt, to conduct a Pre-Feasibility Study on the development of the Company’s 100% owned Mount Hamilton Gold Project, located in White Pine County, Nevada. The Pre-Feasibility Study will evaluate the development of the Centennial Deposit of Mount Hamilton as an open-pit heap leach gold mine. In addition, the Company announces a 10,000-foot Phase I Exploratory Drilling Program planned to commence June 2006, at the 100% owned Shell Deposit located approximately 35 miles west of Ely, Nevada and approximately 1-mile from the Company’s Mount Hamilton project.

The Company also announced that after completing a detailed geological assessment, the Company has elected not to pursue its option to purchase the Lone Mountain project located in Grant County, South Western New Mexico.

In addition, the Company announced the addition of Ms. Betty Joy (Bj) LeBlanc as Manager, Investor Relations and Corporate Communications to its management team and the grant of a total of 654,000 stock options to directors, officers, employees and consultants of the Company at an exercise price of Cdn$2.20 per common share for a period of five years expiring on May 15, 2011.

Item 5: Full Description of Material Change

The Company announces that it has retained Pincock, Allen & Holt, to conduct a Pre-Feasibility Study on the development of the Company’s 100% owned Mount Hamilton Gold Project, located in White Pine County, Nevada. The Pre-Feasibility Study will evaluate the development of the Centennial Deposit of Mount Hamilton as an open-pit heap leach gold mine.

The Mount Hamilton Gold Project contains 405,000 ounces gold (“Au”) and 2,153,000 ounces silver (“Ag”) in an Indicated Resource of 12 million tons at 0.034 ounces (“oz”) per ton Au and 0.18 oz per ton Ag, using a cut-off grade of 0.016 per ton Au. Mineralization appears to be open in several directions, and potentially amenable to open pit mining. Augusta filed a National Instrument 43-101 compliant Independent Technical Report on Mount Hamilton, completed by Roscoe Postle Associates, Inc. in March 2005.

The Mount Hamilton Gold Project is located approximately 40-miles west of Ely, Nevada, and is comprised of nine surveyed patent mineral claims, totaling 120.57 acres; and 21 unsurveyed mining claims, totaling 405.24 acres. Mount Hamilton has multiple exploration targets including surface bulk mineralization as well as high-grade vein style mineralization. Six separate high priority areas have been identified.

Shell Deposit
In addition, the Company announces a 10,000-foot Phase I Exploratory Drilling Program planned to commence June 2006, at the 100% owned Shell Deposit (“Shell Deposit”), located approximately 35 miles west of Ely, Nevada and approximately 1-mile from the Company’s Mount Hamilton project. The Shell Deposit was subject to significant historical drilling by Union Carbide Corporation in the 1980’s and identified the following historical resources:

	Tons	Grade
Gold Zone	517,156	0.24 oz au/ton
Molybdenite Zone	1,137,845	1.20% MoS 2

The Company has not done the work necessary to verify the classification of the resource and is not treating the resource figures as a NI 43-101 defined resource verified by a Qualified Person and therefore should not be relied upon by investors.

Lone Mountain
The Company also announces that after completing a detailed geological assessment, the Company has elected not to pursue its option to purchase the Lone Mountain project located in Grant County, South Western New Mexico.

Appointment
The Company is pleased to announce the addition of Ms. Betty Joy (Bj) LeBlanc as Manager, Investor Relations and Corporate Communications to its management team. Ms. LeBlanc brings extensive knowledge in financial communications and the resource industry through her experience in both corporate and consulting capacities. Ms. LeBlanc will be responsible for managing investor communications, enhancing investor awareness and providing publicly available information regarding Augusta. Ms. LeBlanc holds a Masters of Business Administration from Saint Mary’s University and a Bachelor of Art degree from Brock University. Ms. LeBlanc will be compensated up to $6,250 per month based on use of services, plus approved expenses. The Company has granted Ms. LeBlanc 50,000 stock options which are included in the grant of options indicated below.

The Company announces the granting of a total of 654,000 stock options to directors, officers, employees and consultants of the Company at an exercise price of Cdn$2.20 per common share for a period of five years expiring on May 15, 2011.

Item 6: Reliance on section 85 (2) of the Act

This report is not confidential.

Item 7: Omitted Information

No information has been omitted in this regard.

Item 8: Senior Officers

Gil Clausen – President and CEO, Tel: 303-300-0134

Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 18th day of May 2006.

/s/	“Purni Parikh”
Name:	Purni Parikh
Title:	Corporate Secretary